82-1260

05011737

**CONFIRMATION OF DISTRIBUTION**

**for**

# THUNDER SWORD RESOURCES INC.



September 28, 2005

This is to confirm the distribution of our Interim Financial Statements for the period ended July 31, 2005 in compliance with National Policy Statement #41.

*"S. Naguschewski"*

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.



10/18

# THUNDER SWORD RESOURCES INC.

## FINANCIAL STATEMENTS

## JULY 31, 2005 AND 2004
(Unaudited)

# THUNDERSWORD RESOURCES INC.

## BALANCE SHEETS
(Unaudited)

| | | JULY 31 2005 | | OCTOBER 31 2004 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $ | 3,297 | $ | 2,958 |
| Inventory | | 18,661 | | 14,259 |
| Prepaid expenses | | 1,489 | | 1,402 |
| | | 23,447 | | 18,619 |
| **Capital Assets** | | 19,313 | | 24,920 |
| **Interest In Mineral Properties** | | 82,627 | | 82,627 |
| | $ | 125,387 | $ | 126,166 |
| **LIABILITIES** | | | | |
| **Current** | | | | |
| Accounts payable | $ | 45,981 | $ | 38,407 |
| Due to related parties (Note 2) | | 251,749 | | 714,951 |
| | | 297,730 | | 753,358 |
| **SHAREHOLDERS' DEFICIENCY** | | | | |
| **Share Capital** (Note 3) | | 4,311,850 | | 3,703,249 |
| **Contributed Surplus** | | 154,368 | | 154,368 |
| **Deficit** | | (4,638,561) | | (4,484,809) |
| | | (172,343) | | (627,192) |
| | $ | 125,387 | $ | 126,166 |

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

# THUNDER SWORD RESOURCES INC.

## STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

| | THREE MONTHS ENDED JULY 31 | | NINE MONTHS ENDED JULY 31 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Sales** | $ 7,578 | $ 10,784 | $ 7,578 | $ 13,379 |
| **Cost Of Sales** | | | | |
| Inventory, beginning of period | 19,231 | 20,625 | 14,259 | 21,189 |
| Purchases | 21 | - | 1,721 | 875 |
| Freight out | 355 | - | 355 | 517 |
| Warehousing | 1,854 | 3,069 | 5,126 | 5,593 |
| | 21,461 | 23,694 | 21,461 | 28,174 |
| Inventory, end of period | 18,661 | 15,981 | 18,661 | 15,481 |
| | 4,778 | 7,713 | 2,800 | 12,193 |
| **Gross Profit** | 4,778 | 3,071 | 4,778 | 1,186 |
| **Administrative Expenses** | | | | |
| Advertising and shareholder relations | 927 | 1,047 | 2,888 | 4,250 |
| Amortization | 1,869 | 2,234 | 5,607 | 7,238 |
| Automotive and travel | 4,645 | 5,218 | 13,859 | 22,422 |
| Consulting fees | 19,500 | 16,500 | 58,500 | 55,500 |
| Filing and transfer fees | 4,036 | 4,497 | 12,623 | 14,756 |
| Interest | 3,698 | 15,245 | 23,547 | 47,165 |
| Office and miscellaneous | 1,869 | 3,352 | 6,509 | 11,154 |
| Professional fees | 450 | - | 7,160 | 5,716 |
| Product research | - | - | 103 | 100 |
| Rent | 11,451 | 7,500 | 27,734 | 22,500 |
| | 48,445 | 55,593 | 158,530 | 190,801 |
| **Net Loss For The Period** | (43,667) | (52,522) | (153,752) | (189,615) |
| **Deficit, Beginning Of Period** | (4,594,894) | (4,225,205) | (4,484,809) | (4,088,112) |
| **Deficit, End Of Period** | $ (4,638,561) | $ (4,277,727) | $ (4,638,561) | $ (4,277,727) |
| **Basic and Diluted Loss Per Share** | $ (0.01) | $ (0.01) | $ (0.02) | $ (0.03) |
| **Basic And Diluted Weighted Average Common Shares** | 9,818,118 | 6,014,627 | 8,104,457 | 6,014,627 |

# THUNDER SWORD RESOURCES INC.

## STATEMENTS OF CASH FLOWS
(Unaudited)

| | THREE MONTHS ENDED JULY 31 | | NINE MONTHS ENDED JULY 31 | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| **Operating Activities** | | | | |
| Loss for the period | **$ (43,667)** | $ (52,522) | **$ (153,752)** | $ (189,615) |
| Adjustments for items not affecting cash: | | | | |
| Amortization | **1,869** | 2,234 | **5,607** | 7,238 |
| Interest accrued | **3,186** | 14,539 | **21,733** | 44,809 |
| | **(38,612)** | (35,749) | **(126,412)** | (137,568) |
| Changes in non-cash working capital items: | | | | |
| Accounts receivable | **-** | 2,096 | **-** | 21,623 |
| Inventory | **571** | 4,644 | **(4,402)** | 5,208 |
| Prepaid expenses | **1,336** | - | **(87)** | - |
| Accounts payable | **3,479** | (2,823) | **7,574** | (4,733) |
| | **(33,226)** | (31,832) | **(123,327)** | (115,470) |
| **Investing Activities** | | | | |
| Purchase of capital assets | **-** | - | **-** | (561) |
| Interest in mineral property | **-** | - | **-** | (567) |
| | **-** | - | **-** | (1,128) |
| **Financing Activity** | | | | |
| Due to related parties | **35,590** | 29,417 | **123,666** | 113,492 |
| **Increase (Decrease) In Cash During The Period** | **2,366** | (2,415) | **339** | (3,106) |
| **Cash, Beginning Of Period** | **931** | 2,855 | **2,958** | 3,546 |
| **Cash, End Of Period** | **$ 3,297** | $ 440 | **$ 3,297** | $ 440 |
| **Supplemental Disclosure Non-Cash Financing Activities** | | | | |
| Shares issued for settlement of Amounts due to related parties | **$ -** | $ - | **$ 608,601** | $ - |

# THUNDER SWORD RESOURCES INC.

## *NOTES TO FINANCIAL STATEMENTS*

### JULY 31, 2005 AND 2004
(Unaudited)

## 1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2004. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2004.

## 2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period ended July 31, 2005, the Company paid or accrued rent of $1,500 (2004 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period ended July 31, 2005, the Company paid or accrued consulting fees of $15,000 (2004 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $3,186 (2004 - $14,539) has been accrued for the three month period ending July 31, 2005.

## 3. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

# THUNDER SWORD RESOURCES INC.

## NOTES TO FINANCIAL STATEMENTS

## JULY 31, 2005 AND 2004
(Unaudited)

**3. SHARE CAPITAL** (Continued)

b) Issued and Fully Paid

| | SHARES | AMOUNT |
|---|---|---|
| Balance, October 31, 2004 | 6,014,627 | $ 3,703,249 |
| Shares issued for debt | 3,803,491 | 608,601 |
| Balance, July 31, 2005 | 9,818,118 | $ 4,311,850 |

On March 3, 2005, the Company issued 3,803,491 common shares to settle $608,601 due to related parties.

THUNDER SWORD RESOURCES INC.

Form 51-102F1

MANAGEMENT DISCUSSION AND ANYALYSIS
FOR THE NINE MONTHS ENDED JULY 31, 2005
**Issued September 23, 2005**

This Management's Discussion and Analysis ("MD&A") prepared as of September 23, 2005, supplements, but does not form part of, the unaudited interim financial statements of the Company and the notes thereto for the period ended July 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the unaudited interim financial statements for the period ended July 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

The reader should also refer to the annual audited financial statements for the year ended October 31, 2004, and the Management Discussion and Analysis for that year.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

**Overview**

The Company is engaged in the exploration, development and exploitation of the following mineral property interests:

1. Pilot Harbour property is located in the Sault St. Marie Mining Division of Ontario. The property is comprised of 42 claims (672 hectares), in the Mishubishu Lake area in Ontario, located 4½ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims, which are subject to a 2% net smelter royalty.

   The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits.

   Under the terms of the Ontario's Living Legacy Disentanglement program the Company has received a one year extension to its mineral claims. Due to lack of financing, during the period the Company did not conduct any exploration activities on the property. The Company is currently attempting to raise $200,000 plus, by way of private placement, in order to undertake an extensive exploration program during the coming year. The objective remains unchanged to increase the resource on the Pilot Harbour deposit to a level required for a production decision, the extent of the program undertaken during the coming year remains dependent on the success of the financing campaign.

2. Geermu property is located a few kilometres from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grade magnesium chloride (46%) is found in the tailings from previous mining operations and is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

3. The Company is currently investigating the possibility of importing magnesium chloride from Israel. The quality of product from this source is the same as from China. However, due to the availability of lower cost shipping from Israel the Company will realize significant savings for shipping and packaging charges, resulting in enhanced profitability for the Company.

We have tested this product and are very pleased with the performance of it, to the extent that if terms are favourable we will import magnesium chloride from the Dead Sea.

The Company's aim is to provide a year-round cash flow by importing and selling this commodity.

**Selected Annual Information**

Not Applicable

**Results of Operations**

During this period no work was performed on our Pilot Harbour Property in Ontario. All claims are in good standing.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity of our source of supply. We have started our dust control program using magnesium chloride as a cost effective and environmentally friendly agent.

Marketing and production of our fertilizer has been delayed and research is continuing.

Our sound barrier/fire retardant products have a demonstrated market potential but require additional testing before product launch.

During the second quarter ending April 30, 2005 the Company moved its magnesium chloride storage facility to a new location. However, proper ground preparation of the site is only now nearing completion.

We continue to market liquefied magnesium chloride as a dust control product and during the quarter sold $7,578 of product.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or sales of magnesium chloride will provide cash flow sufficient to fund the Company's operations.

**Summary of Quarterly Results**

(Canadian dollars - Unaudited)

| | Quarter ended July 31/05 | Quarter ended Apr. 30/05 | Quarter ended Jan. 31/05 | Quarter ended Oct. 31/04 | Quarter ended July 31/04 | Quarter ended Apr. 30/04 | Quarter ended Jan. 31/04 | Quarter ended Oct. 31/03 |
|---|---|---|---|---|---|---|---|---|
| Sales | $ 7,578 | $ - | $ - | $ 24,937 | $ 10,784 | $ 2,595 | $ - | $ 60,690 |
| Loss for the period from operations | $ (43,667) | $ (56,823) | $ (53,262) | $(207,082) | $ (52,522) | $(70,629) | $ (66,464) | $ (47,830) |
| Loss Per Share from operations - basic & fully diluted | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |
| Net Loss for the Period | $ (43,667) | $ (56,823) | $ (53,262) | $(207,082) | $ (52,522) | $(70,629) | $ (66,464) | $ (47,830) |
| Net loss Per Share - basic & fully diluted | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |

Significant expenditures during the three months ended July 31, 2005; significant variations from the same quarter in the prior year and the previous quarter include the following:

- Automotive & Travel - $4,645 (2003 - $5,218): Expenditures for automotive and travel were consistent with the same quarter in the previous year. The year-to-date expenditures are less due to a reduction in management and director travel. The current year's level of expenditure is considered to be a more normal level.
- Consulting - $19,500 (2004 - $16,500): Consulting expense in each fiscal quarter includes $15,000 paid or accrued to directors. Expenditures for the quarter and year-to-date are consistent with prior year's expenditures.
- Filing and transfer agent fees - $4,036 (2004 - $4,497); Expenditures during the quarter ended July 31, 2005 are approximately the same as the comparable period in 2004. The expenditure year to

date is less than the year before due to greater expenditures in the prior years quarter ended January 31 (2005 - $665; 2004 - $1,851) which reflects timing differences in filing and transfer agent fees during the year.

- Interest - $3,698 (2004 - $15,245); Interest expense includes interest accrued on amounts due to directors and interest paid on overdue trade creditor accounts. Reduction of Interest expense for the quarter and the year-to-date reflects the settlement of $608,601 due to related parties on March 3, 2005, by the issuance of 3,803,491 common shares. Interest accrued on amounts due to directors for the quarter is $3,186 (2004 - $14,539) and year-to-date is $21,733 (2004 - $44,809).
- Rent - $11,451 (2004 - $7,500); Rent includes $1,500 (2004 - $1,500) paid to a company controlled by the spouse of a director. Increase in rent during the quarter reflects increased rental payments for the Company's new warehouse/yard location. During renovation of the building which houses the Company's principal office rent has been reduced by approximately $500 per month.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the sales of magnesium chloride will increase to the point of profitability.

**Liquidity**

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at July 31, 2005 was $3,297 (2004: - $2,958). At July 31, 2005, the Company had advances from related parties totalling $251,749 (2004: - $714,951). Management is currently pursuing additional equity financing in order to cover its expenses and to pursue its objectives.

**Capital Resources**

| | | |
|---|---|---|
| Shares Authorized: | 98,895,000 | common shares without par value |
| | 1,000,000 | preference shares without par value |
| Shares Issued: | 9,818,118 | common shares without par value |

On March 3, 2005 the Company issued 3,803,491 common shares to settle $608,601 due to related parties.

No stock options were issued during the quarter ended April 30, 2005.

The Company expects to raise the sum of at least $200,000, by way of private placement, in order to implement the exploration program on the Pilot Harbour Property and may raise funds for working capital.

**Off-Balance Sheet Arrangements**

The Company has no Off-Balance Sheet arrangements.

**Related Party Transactions**

The following summarizes the Company's related party transactions for the quarter ended April 30, 2005:

a) Rent

During the quarter ended July 31, 2005, the Company paid or accrued rent of $1,500 (2004 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the quarter ended July 31, 2005, the Company paid or accrued consulting fees of $15,000 (2004 - $15,000) to directors for management services

c) Due to Related Parties

The amounts due to related parties (July 31, 2005 - $251,749; 2004 $714,951) is owing to a director and to a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment.

**Quarter Ended July 31, 2005**

During the period ended July 31, 2005, the Company incurred general and administrative expenses of $48,445. The significant amounts during the period were consulting fees - $19,500; Interest - $3,698 and Rent - $11,451. See discussion of these and other items under Summary of Quarterly Results noted above.

**Proposed Transactions**

In the upcoming period the Company is proposing to raise up to $200,000 by way of a private placement.

**Critical Accounting Estimates**

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

**Changes in Accounting Policies, including Initial Adoption**

There were no changes during the period

**Financial Instruments and Other Instruments**

The Company's financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

**Additional Information**

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

## FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

**I, Siegfried Naguschewski, President, Chief Executive Officer and Chief Financial Officer of Thunder Sword Resources Inc.,**

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending July 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with the issuer's CAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 28, 2005

*"S. Naguschewski"*
Signature
President & Chief Executive Officer